LRP Landesbank Rheinland-Pfalz

55098 Mainz
Telefon (0 6131) 13-01
Internet: www.lrp.de
E-Mail: LRP@LRP.de
BLZ 550 500 00

03 AUG 25 AM 7:21

The United States
Securities and Exchange Commission
Division of Corporate Finance
Room 3099 (3-7)
450 Fifth Street
Washington, D.C. 20549
U.S.A.


03029428

Your contact
Mr. Seibel

Your Reference	Our Reference	Telephone/Fax (06131) 13-	Date
	sei/ru/511	3108/3130	11 August 2003

Re: Landesbank Rheinland-Pfalz, File No. 82-4930
Claim for Exemption pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934

SUPPL

Dear Sirs,

Referring to our above mentioned claim for exemption please find enclosed the English version of our Interim Report as at 30 June 2003.

If you have any queries please do not hesitate to contact me under the telephone number indicated above.

PROCESSED
AUG 27 2003
THOMSON FINANCIAL

Yours faithfully,

LANDESBANK RHEINLAND-PFALZ
Girozentrale

Encl.

Interim Report as at 30 June 2003

LRP Landesbank Rheinland-Pfalz

LRP Stays on Good Course

- Interim result clearly up
- Equity ratio strengthened significantly
- Moderate increase in total assets
- All options to be reviewed thoroughly

As of the end of the first six months of 2003, LRP Landesbank Rheinland-Pfalz, Mainz, reported an increase in Group operating profit by one fifth to € 68.4 (56) million, an increase in net income after taxes by one third to € 50 (37.4) million and a moderate expansion (+ 3 %) of the business volume to € 75.5 billion. In view of the continued fragile state of the economy, this performance cannot simply be extrapolated for the full year. Nevertheless, LRP Board Chairman Dr. h. c. Klaus G. Adam feels his bank is on the right course to reach the targets set for the year.

"A consistent focus on profits, risk-conscious concentration on our core competencies and strict cost management will help us prepare LRP for the modified guarantee and liability system that will take effect from 19 July 2005. Moreover, this enables us to underpin our arguments for all potential options for LRP's future business model and to thoroughly review all possibilities without any time pressure."

In view of the complex decisions required, which refer not only to banking issues but also to fundamental questions regarding the savings banks policy as well as to the federal state's business development and job creation policies, all possibilities must be carefully examined, according to Klaus G. Adam. "There is no such thing as a blueprint for success, but there's clearly a possibility to learn from the experience of others", Klaus G. Adam pointed out. In his opinion, the bank has time until the end of the year to decide what approach to take. "Then we will still have a full year to implement the measures required."

Net commission income and net income from trading activities clearly improved

The operating income increased slightly to € 220 (217.3) million. The greatest contribution was made by clearly improved net commission income and net income from trading activities, which rose by 19 % to € 41.6 (35) million and from € 0.2 million to € 13.4 million, respectively, more than offsetting the decline in net interest income to € 159.6 (178.1) million. Despite stable or even higher new business margins, net interest income was weighed down by moderate volume growth and the noticeable decline in transformation results due to the flatter interest rate pattern.

Restructuring measures initiated

Given that the positive effects of the restructuring measures initiated will make themselves felt only with a certain delay, administrative expenses once again increased moderately to € 123.7 (119.8) million while the cost-income ratio rose from 55.2 to 56.3 %. Of the 200 jobs to be cut by 2005, 40 were cut by mid-year without any involuntary redundancies. The restructuring expenses relating to the staff reductions were included in the € 5 million extraordinary result for the first six months. In addition, major expenses, primarily in the IT sector, were required for regulatory large-scale projects such as the adoption of IAS and Basle II, resulting in higher operating expenses.

Equity strengthened

While LRP maintained its conservative risk policy, risk provisions for the lending business and the valuation of the securities portfolio declined from the previous year's € 41.4 million to € 27.9 million. After deduction of the extraordinary result and taxes of € 13.4 million (up 25.2 % from the previous year's € 10.7 million), net income rose by 33.7 % to € 50 (37.4) million.

The return on equity improved to 9.9 % (9.0 %). The BIS and KWG capital ratios increased noticeably to 12.2 % (11.2 %) and 11.5 % (10.5 %), respectively. This increase was due not only to the allocation from the 2002 profits but also the sale of LRP's 25 % interest in Westdeutsche ImmobilienBank (WIB), Mainz, which took retroactive effect from 1 January 2003.

Moderate increase in business volume

As of mid-2003, the LRP Group's total assets and business volume were up on year-end 2002 (adjusted on a proportionate basis for the WIB interest) by a moderate 2.2 % to € 65.2 (63.8) billion and an equally moderate 3 % to € 75.5 (73.3) billion, respectively. LRP maintained its selective and risk-conscious policy against the background of the economic situation, which was characterized by great uncertainty especially in the first quarter. While claims on customers as shown in the balance sheet were down by a moderate € 0.6 billion to € 20.3 billion as of the reporting date, the total business volume with customers rose by € 0.2 billion to € 31.0 billion, not least due to an increase in irrevocable credit commitments. Securities holdings declined by € 0.4 billion to € 18.8 billion. Claims on banks, by contrast, were up 11.2 % on the previous year's € 20.3 billion to € 22.6 billion.

Funding base further strengthened

As far as its funding activities were concerned, LRP used its possibilities as an important partner in the money and capital markets in line with new business requirements and its diversification-oriented funding strategy. As of the reporting date, € 11.1 (9.4) billion were raised from customers and € 16.9 (18.6) billion from banks. At € 30.0 (28.7) billion, certificated liabilities were again the most important source of funding.

By issuing its fifth global Pfandbrief, a € 1.5 billion benchmark bond placed with domestic and international investors, LRP further expanded its international funding base.

MAINZ, 31 JULY 2003

Interim Report as at 30 June 2003

Group Balance Sheet (Key Figures) LRP, LBS, LRI, LRP Capital, LRA without WIB Group	**30.06.2003 (Accounts statistics) € billions**	31.12.2002 (Accounts statistics) € billions	Changes € billions	Changes %
Total assets	**65.2**	63.8	1.4	2.2
Business volume	**75.5**	73.3	2.2	3.0
Claims on banks	**22.6**	20.3	2.3	11.2
Claims on customers	**20.3**	20.9	– 0.6	– 2.8
including: building loans of Landes-Bausparkasse	**2.0**	2.0	0.0	0.8
Securities	**18.8**	19.2	– 0.4	– 2.0
Trust assets	**2.3**	2.3	0.0	– 0.7
Liabilities to banks	**16.9**	18.6	– 1.7	– 8.9
Liabilities to customers	**11.1**	9.4	1.7	18.6
including: savers' deposits of Landes-Bausparkasse	**1.9**	1.8	0.1	7.2
Certificated liabilities	**30.0**	28.7	1.3	4.6
Capital funds [1]	**3.2**	3.0	0.2	6.8

[1] Mid-year value without net income for the year

Group Results	**01.01.–30.06.2003 € millions**	01.01.–31.12.2002 € millions	6/12 € millions	Changes %
Net interest income	**159.6**	356.1	178.1	– 10.4
Net commission income	**41.6**	69.9	35.0	19.0
Net income from trading activities	**13.4**	0.4	0.2	> 100
Other operating expenses/income	**5.4**	7.9	4.0	36.7
Operating income	**220.0**	434.6	217.3	1.2
General administrative expenses	**123.7**	239.5	119.8	3.3
Provisions for risks/adjustments	**– 27.9**	– 82.8	– 41.4	– 32.6
Operating profit	**68.4**	112.0	56.0	22.1
Extraordinary result	**– 5.0**	– 15.8	– 7.9	– 36.7
Taxes on income and revenues	**13.4**	21.4	10.7	25.2
Net income	**50.0**	74.8	37.4	33.7
Ratios	**%**	%		
Return on Equity (RoE) before taxes	**9.9**	9.0		
Return on Equity (RoE) after taxes	**7.8**	7.0		
Cost-Income Ratio (CIR)	**56.3**	55.2		
Overall Ratio according to Principle I	**11.5**	10.5		
BIS Equity Ratio	**12.2**	11.2		

Differences due to rounding

Rating Categories	**Moody's**	**S & P**	**Fitch**	**JCR**
Long-Term	Aa1	AA	AAA	AAA
Short-Term	P-1	A-1+	F1+	
Financial Strength/Individual	C	–	C	
Public-Sector Pfandbrief	AAA	AAA	AAA	

ADDRESSES

LRP
Landesbank Rheinland-Pfalz

Grosse Bleiche 54-56
D-55098 Mainz
Tel (+ 49 61 31) 13-01
Fax (+ 49 61 31) 13-27 24
T-Online *66565#
e-mail: LRP@LRP.de
www.lrp.de

LBS
Landes-Bausparkasse Rheinland-Pfalz

Vordere Synagogenstrasse 2
D-55116 Mainz
Tel (+ 49 61 31) 13-02
Fax (+ 49 61 31) 13-47 40
e-mail: info@lbs-rlp.de
www.lbs-rlp.de

LRP Capital GmbH

Grosse Bleiche 54-56
D-55098 Mainz
Tel (+ 49 61 31) 13-24 03
Fax (+ 49 61 31) 13-39 13
e-mail: lrp.capital@LRP.de

LRI
Landesbank Rheinland-Pfalz International S.A.

10-12, Boulevard Roosevelt
L-2450 Luxembourg
Tel (+ 3 52) 47 59 21-1
Fax (+ 3 52) 47 59 21-3 14
e-mail: info@lri.lu
www.lri.lu

LTH
Landestreuhandstelle Rheinland-Pfalz

Ernst-Ludwig-Strasse 6-10
D-55098 Mainz
Tel (+ 49 61 31) 13-21 00
Fax (+ 49 61 31) 13-30 05
e-mail:
landestreuhandstelle@lth-rlp.de
www.lth-rlp.de

LB Rheinland-Pfalz Finance B.V. (LRA)

Strawinskylaan 3111
NL-1077 ZK Amsterdam
Tel (+ 31 20) 4 42 02 48
Fax (+ 31 20) 4 06 45 55

Published by:
LRP Landesbank Rheinland-Pfalz
– Girozentrale –, Mainz

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